

January 14, 2014

<u>Via E-Mail</u>
Ms. Andrea K. Tarbox
Vice President and Chief Financial Officer
KapStone Paper and Packaging Corporation
1101 Skokie Blvd., Suite 300
Northbrook, IL 60062

   Re: **KapStone Paper and Packaging Corporation**
       Form 10-K for the Year Ended December 31, 2012
       Filed March 4, 2013
       File No. 001-33494

Dear Ms. Tarbox:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant